Exhibit 99.2

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2024

________________

___________________________

___________________

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,920	$26,674
Restricted deposit	236	241
Trade receivables, net	250	-
Inventories	439	714
Other accounts receivable and prepaid expenses	490	393
Total current assets	20,335	28,022
Non-current assets:
Restricted deposit	113	57
Operating lease right-of-use assets	3,398	3,070
Property and equipment, net	2,561	2,789
Intangible assets, net	159	188
Total non-current assets	6,231	6,104
Total assets	$26,566	$34,126

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2024	2023
	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$1,138	$980
Operating lease liabilities	789	624
Accrued liabilities and other	1,314	1,647
Total current liabilities	3,241	3,251
Non-current liabilities:
Operating lease liabilities	2,596	2,535
Total non-current liabilities	2,596	2,535
Total liabilities	5,837	5,786

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of June 30, 2024 (unaudited) and December 31, 2023; issued and outstanding: 11,454,512 and 11,452,672 ordinary shares as of June 30, 2024 (unaudited) and December 31, 2023, respectively	4,983	4,982
Additional paid in capital	121,861	121,068
Accumulated other comprehensive loss	(969)	(969)
Accumulated deficit	(105,146)	(96,741)
Total shareholders’ equity	20,729	28,340
Total liabilities and shareholders’ equity	$26,566	$34,126

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Revenues	$347	$10,617	$249	$10,184
Cost of revenues	1,081	940	536	615
Gross profit (loss)	(734)	9,677	(287)	9,569

Operating expenses:
Research and development	5,103	4,676	2,697	2,574
General, administrative and marketing	2,898	2,843	1,422	1,318
Total operating income (loss)	(8,735)	2,158	(4,406)	5,677
Financial income (expenses), net	330	(111)	196	85
Net income (loss) for the period	$(8,405)	$2,047	$(4,210)	$5,762
Basic net income (loss) per ordinary share	$(0.73)	$0.18	$(0.37)	$0.51
Diluted net income (loss) per ordinary share	$(0.73)	$0.17	$(0.37)	$0.49
Weighted average ordinary shares outstanding used in computation of basic net income (loss) per share	11,453,845	11,329,516	11,454,512	11,369,031
Weighted average ordinary shares outstanding used in computation of diluted net income (loss) per share	11,453,845	11,738,884	11,454,512	11,777,139

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total
BALANCE AT DECEMBER 31, 2022	11,186,481	$4,873	$118,099	$(969)	$(89,722)	$32,281

Exercise of warrants	186,000	76	668	-	-	744
Exercise of options	32,913	14	134	-	-	148
Share-based compensation	-	-	819	-	-	819
Net income	-	-	-	-	2,047	2,047
BALANCE AT JUNE 30, 2023	11,405,394	$4,963	$119,720	$(969)	$(87,675)	$36,039

BALANCE AT DECEMBER 31, 2023	11,452,672	$4,982	$121,068	$(969)	$(96,741)	$28,340

Exercise of options	1,840	1	8	-	-	9
Share-based compensation	-	-	785	-	-	785
Net loss	-	-	-	-	(8,405)	(8,405)
BALANCE AT JUNE 30, 2024	11,454,512	$4,983	$121,861	$(969)	$(105,146)	$20,729

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)
(Unaudited)

			Additional	Accumulated other
	Ordinary shares		paid-in	comprehensive	Accumulated
	Number	Amounts	capital	loss	deficit	Total
BALANCE AT MARCH 31, 2023	11,385,041	$4,955	$119,341	$(969)	$(93,437)	$29,890

Exercise of options	20,353	8	81	-	-	89
Share-based compensation	-	-	298	-	-	298
Net income	-	-	-	-	5,762	5,762
BALANCE AT JUNE 30, 2023	11,405,394	$4,963	$119,720	$(969)	$(87,675)	$36,039

BALANCE AT MARCH 31, 2024	11,454,512	$4,983	$121,369	$(969)	$(100,936)	$24,447

Share-based compensation	-	-	492	-	-	492
Net loss	-	-	-	-	(4,210)	(4,210)
BALANCE AT JUNE 30, 2024	11,454,512	$4,983	$121,861	$(969)	$(105,146)	$20,729

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net income (loss)	$(8,405)	$2,047
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	541	546
Share-based compensation to employees and consultants	780	852
Net loss from financing expenses	247	455
Changes in operating asset and liability items:
Increase in trade receivables	(250)	(10,151)
Decrease (increase) in inventories	280	(155)
Increase in other accounts receivable and prepaid expenses	(97)	(215)
Decrease in operating right of use assets	295	254
Increase (decrease) in trade payables	158	(370)
Decrease in lease liabilities	(397)	(435)
Decrease in accrued liabilities and other payables	(333)	(22)
Net cash used in operating activities	(7,181)	(7,194)
Cash flows from investing activities:
Purchase of property and equipment	(284)	(482)
Investment in restricted deposits	(57)	(59)
Net cash used in investing activities	(341)	(541)
Cash flows from financing activities:
Exercise of options and warrants into shares	9	892
Net cash provided by financing activities	9	892
Exchange differences on cash and cash equivalents and restricted cash	(241)	(444)
Net decrease in cash and cash equivalents and restricted cash	(7,754)	(7,287)
Cash and cash equivalents and restricted cash and at the beginning of the period	26,674	29,653

Cash and cash equivalents and restricted cash at the end of the period	$18,920	$22,366

COLLPLANT BIOTECHNOLOGIES LTD.
APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2024	2023
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Right of use assets recognized with corresponding lease liabilities	$623	$870
Capitalization of Share-based compensation to inventory	$5	$33

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	$18,920	$22,283
Restricted cash	-	83
Total cash and cash equivalents and restricted cash	$18,920	$22,366

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

Note 1 - NATURE OF OPERATIONS:

a.	CollPlant Biotechnologies Ltd. (the “Company”) is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing.

The Company’s revenues include income from business collaborators and from sales of (i) BioInk products for the development of 3D bioprinting of organs and tissues, (ii) rhCollagen for the medical aesthetics market, and (iii) rhCollagen-based products for tendinopathy and wound care.

The Company operates mainly through its wholly-owned subsidiary, CollPlant Ltd. In November 2021 CollPlant Ltd. established CollPlant Inc., a wholly owned subsidiary in the United States. As of June 30, 2024, CollPlant Inc. has not commenced operation.

b.	For the six months ended and as of June 30, 2024, the Company incurred a net loss of $8,405 and has an accumulated deficit in the total amount of $105,146. The Company's negative cash flows from operating activities was $7,181. The Company's cash and cash equivalents as of June 30, 2024 totaled $18,920. The Company has sufficient funds to support its operation for more than 12 months following the approval of its consolidated financial statements as of June 30, 2024.

The Company expects to incur future net losses and the transition to profitability is dependent upon, among other things, the successful development and commercialization of the Company’s products and product candidates or of the dermal filler product developed by AbbVie, the establishment of contracts for the distribution of new product lines, any of which, or in combination, would contribute to the achievement of a level of revenue adequate to support the cost structure. Until the Company achieves profitability or generates positive cash flows, it will continue to need to raise additional cash. If the Company will not be able to raise additional funds to support its cost structure, the Company may be required to apply significant cost reductions. The Company intends to fund future operations through existing cash on hand, additional private and/or public offerings of debt or equity securities, additional milestone payments that may be received under the AbbVie Development Agreement, adjustment of operating expenses to meet available cash resources or a combination of the foregoing. Notwithstanding, there can be no assurance that the Company will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) for interim financial information. Accordingly, they do not contain all information and notes required by U.S GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2023, as filed in the 20-F on April 4, 2024.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2023, contained in the Company’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

b.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. Actual results may differ from those estimates.

c.	Principles of consolidation

The consolidated financial statements include the accounts of CollPlant Biotechnologies Ltd. and its wholly-owned subsidiary, CollPlant Ltd. Intercompany balances and transactions have been eliminated upon consolidation.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continue):

d.	Income (loss) per share

Basic income (loss) per share is computed on the basis of the net income (loss), for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted income (loss) per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding share options and warrants, which are included under the treasury stock method when dilutive.

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Numerator:
Net income (loss)	$(8,405)	$2,047	$(4,210)	$5,762

Denominator:
Basic weighted-average ordinary shares outstanding	11,453,845	11,329,516	11,454,512	11,369,031
Effect of dilutive shares	-	409,368	-	408,108
Diluted weighted average ordinary shares outstanding	11,453,845	11,738,884	11,454,512	11,777,139

Basic net income (loss) per share	$(0.73)	$0.18	$(0.37)	$0.51
Diluted net income (loss) per share	$(0.73)	$0.17	$(0.37)	$0.49

2,041,671 options were excluded from the calculation of diluted net income per share due to their anti-dilutive effect for the six and the three months ended June 30, 2024.

1,201,811 options were excluded from the calculation of diluted net income per share due to their anti-dilutive effect for the six and the three months ended June 30, 2023.

e.	Segments

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term “chief operating decision maker” to be its chief executive officer. The Company determined it operates in one operating segment and one reportable segment, as its chief operating decision maker reviews financial information presented only on a consolidated basis for purposes of allocating resources and evaluating financial performance.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 3 – INVENTORIES:

a.	Inventories as of June 30, 2024 and December 31, 2023 consisted of the following:

	June 30,	December 31,
	2024	2023
	(Unaudited)
Work in progress	$218	$173
Finished goods	221	541
Total inventories	$439	$714

b.	During the six months period ended June 30, 2024, the Company recorded approximately $268 for write-down of inventories under cost of revenues. During the three months period ended June 30, 2024, the Company did not recorded write-down of inventories.

During the six and three months period ended June 30, 2023, the Company recorded approximately $261 and $215 for write-down of inventories under cost of revenues, respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitment to pay royalties to the government of Israel

The Company received grants from the Israeli Innovation Authority (“IIA”) for research and development funding until the year 2019, and therefore is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”), the regulations promulgated thereunder, the IIA’s rules and guidelines and the terms of the approved program funded by the IIA. Under the Innovation Law royalties of 3% on the income deriving from products and from related know-how and services developed in whole or in part, directly or indirectly, under IIA programs are payable to the IIA. Such commitment is up to the amount of grants received (dollar linked), plus interest at annual rate based on LIBOR. In addition to paying any royalty due, the Company must abide by other restrictions associated with receiving such grants under the Innovation Law that continue to apply following repayment to the IIA. These restrictions may impair the Company’s ability to outsource manufacturing or otherwise transfer its know-how outside of Israel and may require it to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA.

The Company did not apply for grants from the IIA since 2019. For the six months period ended June 30, 2024 and 2023, the Company recorded royalties expenses of $10 and $320, respectively.

The royalty expenses which are related to the funded project are recognized in the statements of operations as a component of cost of revenue.

As of June 30, 2024, the maximum total royalty amount payable by the Company under IIA funding arrangement is approximately $6,966 (without interest).

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 5 - Development, Exclusivity and Option Products Agreement

On February 5, 2021, CollPlant entered into a Development, Exclusivity and Option Products Agreement (the “AbbVie Development Agreement”) with AbbVie, pursuant to which CollPlant and AbbVie will collaborate in the development and commercialization of dermal and soft tissue filler products for the medical aesthetics market, using CollPlant rhCollagen technology and AbbVie’s technology.

Pursuant to the AbbVie Development Agreement, CollPlant granted to AbbVie and certain of its affiliates, worldwide exclusive rights to use its rhCollagen in combination with AbbVie proprietary technologies, for the production and commercialization of dermal and soft tissue filler products, or the Exclusive Products.

The AbbVie Development Agreement provides that with respect to the Exclusive Products CollPlant shall be entitled to receive up to $50,000 comprised of an upfront cash payment of $14,000, which was received in February 2021, and up to $36,000 in proceeds upon the achievement of certain development, clinical trial, regulatory and commercial sale milestones. In addition, CollPlant shall be entitled to a fixed-fee royalty payment (subject to certain adjustments) for each product commercially sold during the applicable royalty term as well as a fee for the supply of rhCollagen to AbbVie.

In June 2023, the Company announced the achievement of a milestone with respect to the clinical phase dermal filler product. According to the AbbVie Development Agreement, the milestone achievement triggered a $10,000 payment from AbbVie to CollPlant, which was received in July 2023.

NOTE 6 - SHARE CAPITAL:

a.	Ordinary shares

1)	Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of the ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors. Since its inception, the Company has not declared any dividends.

2)	Changes in share capital

On February 23, 2023, Mr. Sagy exercised 186,000 warrants into 186,000 ordinary shares in return of $744.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

b.	Share- based compensation

1)	Option plan

Under the Company’s Share Ownership and Option Plan (2010), or the 2010 Plan, employees, directors and consultants of the Company may be granted options, each exercisable into one ordinary share of the Company of NIS 1.50 par value.

On April 3, 2024, the board of directors approved the adoption of a share award plan (the “2024 Plan”). The 2024 Plan allows the Company to grant its employees, directors and consultants with several equity-based awards, including options, shares, restricted shares, restricted share units, stock appreciation rights, performance units, performance shares and other stock or cash awards. The 2024 Plan shall be in effect for a term of ten (10) years from the date of adoption, i.e., until April 2034, unless earlier terminated by its administrator.

2)	Options grants

In the six months ended June 30, 2024 and 2023, the Company granted options as follows:

	Six months ended June 30, 2024
	Number of options granted	Exercise price range	Vesting period	Expiration
Employees	41,500	$5.26-5.76	4 years	10 years
Consultant	5,000	$5.26	4 years	10 years

	Six months ended June 30, 2023
	Number of options granted	Exercise price range	Vesting period range	Expiration
Employees	104,500	$7.5	4 years	10 years

The fair value of options granted on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2024	2023
Value of ordinary share	$5.13-5.46	$7.5
Dividend yield	0%	0%
Expected volatility	70.91-70.97%	74.1%
Risk-free interest rate	4.35-4.46%	0.36%
Expected term	6.11 years	6.11 years

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

The fair value of options granted during the six months ended June 30, 2024, and 2023 was $169 and $505, respectively.

The aggregate intrinsic value of the options exercised during the six months ended June 30, 2024 was less than 1.

The aggregate intrinsic value of the options exercised during the six months ended June 30, 2023 was $137.

The fair value of options vested during the six months ended June 30, 2024, and 2023 was $1,176 and $1,706, respectively.

The following table summarizes the activity in options granted to employees and directors  for the six months period ended June 30, 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	1,745,880	$5.8	5.91	$1,165
Granted	41,500	5.34
Exercised	(1,840)	5.07
Expired	(9,565)	8.33
Forfeited	(11,970)	5.77
Options outstanding at the end of the period	1,764,005	$5.78	5.53	$335
Options exercisable at the end of the period	1,296,239	$5.59	4.53	$335

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

The following table summarizes the activity in options granted to consultants for the six months period ended June 30, 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Options outstanding at the beginning of the period	11,666	$16.78	1.36	$2
Granted	5,000	5.26
Options outstanding at the end of the period	16,666	$12.91	3.53	$-
Options exercisable at the end of the period	6,329	$9.65	0.85	$-

Modification of share-based compensation

On April 3, 2024, the board of directors (following the approval of the compensation committee with respect to the Company's directors and officers) approved to extend the expiry date of 337,464 options exercisable into 337,464 ordinary shares that were previously granted to some of the Company’s employees and directors, from an expiry date ranging between December 2024 and July 2025, by an additional three years, such that the expiry dates will range between December 2027 and July 2028. Out of the said options, 126,800 options exercisable into 126,800 ordinary shares are held by some of the Company's directors and its CEO (who also serves as a director on the board of directors), and as such, the extension of the expiry dates of these options is subject to the receipt of shareholders’ approval by the required majorities under applicable law. As of the date of approval of these financial statements, the Company has not yet convened a meeting of shareholders and accordingly, approval of the shareholders has not yet been received.

For options for which approval has been received, the total incremental fair value of these options granted to the Company’s employees amounted to $197 and was determined based on the Black-Scholes pricing options model using the following assumptions: risk free interest rate of 4.68%, expected volatility of 67.38% - 71.62%, expected term of 1.87-2.16 years and dividend yield of 0%. For the six months ended June 30, 2024, the Company recorded the total expenses from these extended options in amount of $197.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 6 - SHARE CAPITAL (continue):

3)	RSU grants

In the six months ended June 30, 2024, the Company granted restricted share units, or RSU, as follows:

	Six months ended June 30, 2024
	Number of RSU granted	Weighted Average Grant Date Fair Value
Employees	261,000	$5.13

The following table summarizes the activity in RSU granted to employees under the 2024 Plan for the six months period ended June 30, 2024:

	Number of options	Weighted Average Grant Date Fair Value
Unvested at the beginning of the period	0	$0
Granted	261,000	5.13
Unvested at the end of the period	261,000	$5.13

4)	The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023
Cost of revenue	$-	$19	$-	$11
Research and development	410	307	278	121
General, administrative and marketing	370	526	212	206
	$780	$852	$490	$338

As of June 30, 2024, there was $2,213 of unrecognized compensation expense related to unvested RSUs and options. This amount is expected to be recognized over a weighted-average period of 1.9 years.

COLLPLANT BIOTECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

NOTE 7 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

a.	Disaggregated revenues:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Revenues from milestones (See note 5)	$-	$10,000	$-	$10,000
Revenues from the sales of goods	347	617	249	184
Total revenues	$347	$10,617	$249	$10,184

b.	Revenues by geographic area were as follows:

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
United states and Canada	$339	$10,592	$244	$10,161

Europe and others	8	25	5	23

Total revenues	$347	$10,617	$249	$10,184

c.	Major customers

Set forth below is a breakdown of the Company’s revenue by major customers (major customer –revenues from these customers constitute at least 10% of total revenues in a certain period):

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023

Customer A	$331	$10,527	$244	$10,151